December 26, 2024

Henrik Rouf
President and CEO
Nordicus Partners Corporation
280 South Beverly Dr.
Suite 505
Beverly Hills, CA 90212

       Re: Nordicus Partners Corporation
           Registration Statement on Form S-1
           Filed December 10, 2024
           File No. 333-283709
Dear Henrik Rouf:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ernest M. Stern